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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
F O R M   4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject
    to section 16. Form 4 or form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)
--------------------------------------------------------------------------------

1. Name and Address of  2. Issuer Name and Ticker   6. Relationship of Reporting
   Reporting Person*       or Trading Symbol           Person(s) to Issuer
                                                      (Check all applicable)
                          Napoli Enterprises, Inc.
                          (OB: NPLE)  [formerly:          Director     10% Owner
                          Impulse Media Technologies  ---          ---
 Dawe     John    Hugh    Inc. (OB: IMTI)]             X  Officer      Other
 ------------------------ --------------------------  --- (give    --- (specify
 (Last)  (First) (Middle)                                  title        below)
                                                           below)
 c/o Napoli Enterprises, Inc.
 Suite 566 - 1027 Davie Street
 ------------------------------                       Vice President Finance
       (Street)                                       -------------------------

 Vancouver, BC  Canada V6E 4L2
 -----------------------------
  (City)  (State)       (Zip)

3. I.R.S. Identification     4. Statement for      7. Individual or Joint/
   Number of Reporting          Month/Day/Year        Group Filing
   Person, if an entity           03-15-02            (Check Applicable Line)
   (Voluntary)                  -----------------         Form filed by One
            N/A                                        X  Reporting Person
   ----------------------    5. If Amendment,         ---
                                Date of Original          Form filed by More
                                (Month/Day/Year)          than One Reporting
                                     N/A                  Person
                                -----------------     ---

                         Table I -- Non-Derivative Securities Acquired, Disposed
                                    of, or Beneficially Owned
                         -------------------------------------------------------

1. Title of Security  2. Trans-  2.A       3. Trans-     4. Securities
   (Instr. 3)            action  Deemed       action        Acquired (A) or
                         Date    Execution    Code          Disposed of (D)
                                 Date, if     (Instr. 8)    (Instr. 3, 4, and 5)
                                 any
                        (Month   (Month                            (A)
                          Day/     Day/                             or
                         Year)    Year)       Code   V      Amount (D)   Price

   -----------------  ---------  --------- ------------- -----------------------

   -----------------  ---------  --------- ------------- -----------------------

   -----------------  ---------  --------- ------------- -----------------------

                        5. Amount of           6. Owner-     7. Nature of
                           Securities             ship          Indirect
                           Beneficially           Form:         Beneficial
                           Owned                  Direct        Owner-
                           Following              (D) or        ship
                           Reported               Indirect
                           Transaction(s)         (I)

                           (Instr. 3 and 4)       (Instr. 4)    (Instr. 4)

                        -------------------    -------------    ----------------

                        -------------------    -------------    ----------------

                        -------------------    -------------    ----------------

  Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

1. Title of  2. Conver-  3. Trans-  3A.       4. Trans-    5. Number of Deriv-
   Derivative   sion or     action  Deemed       action       ative Securities
   Security     Exercise    Date    Execution    Code         Acquired (A) or
   (Instr. 3)   Price of            Date, if     (Instr. 8)   Disposed of (D)
                Deri-       (Month/ any                       (Instr. 3, 4
                vative       Day/                              and 5)
                Security     Year)  (Month
                                     Day/
                                     Year)   Code  V         (A)           (D)

                                                        450,000 options
Non-Qualified                                           for 450,000 common
Stock Options   $0.10*   03-15-02             A         shares*
------------- --------- ---------- ------- ------------ ------------------------

------------- --------- ---------- ------- ------------ ------------------------

------------- --------- ---------- ------- ------------ ------------------------

6. Date Exer-         7. Title and Amount of    8. Price of    9. Number of
   cisable and           Underlying Securities     Derivative     derivative
   Expiration            (Instr. 3 and 4)          Security       Securities
   Date                                            (Instr. 5)     Benificially
   (Month/Day                                                     Owned Follow-
    Year)                                                         ing Reported
                                                                  Transaction(s)
   Date      Expira-                Amount or                     (Instr. 4)
   Exer-     tion          Title    Number of
   cisable   Date                   Shares

                                    450,000
                                    common          Exercise
   03-15-02  02-13-12               shares*      price = $0.10*     450,000*
   ------------------  ------------------------  --------------  ---------------

   ------------------  ------------------------  --------------  ---------------

   ------------------  ------------------------  --------------  ---------------

10. Ownership       11. Nature of
    Form of             Indirect
    Derivative          Beneficial
    Security:           Ownership
    Direct (D) or       (Instr. 4)
    Indirect (I)
    (Instr. 4)

      Direct
    -------------   --------------

    -------------   --------------

    -------------   --------------

Explanation of Responses:

*(Subsequent event: At the Company's Annual General Meeting held Nov. 10/02, a 1-for-50 stock roll-back was approved by a vote of shareholders. This roll-back was subsequently effected by the NASD on Dec 24/02. Based on this conversion ratio, if the filing date for this report were, on or after, Dec 24/02, the reported details of this options grant would be amended to the following: (i) exercise price = $5.00; and (ii) Grant total = 9,000 options for 9,000 common shares). 50% of options granted vested on March 15, 2002. The balance vest as to 12.50% of total on a quarterly basis from the date of grant until fully vested.



                         /s/ John Dawe                         February 20, 2003
                       -------------------------------         -----------------
                       **Signature of Reporting Person         Date

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.